Exhibit 99.3

Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2022

BEIJING, March 30, 2022 /PRNewswire/ -- Recon Technology, Ltd (Nasdaq: RCON) (“Recon” or the “Company”), today announced its financial results for the first six months of Fiscal Year 2022.

First Six Months of Fiscal 2022 Financial:

●Total revenues for the six months ended December 31, 2021 increased by 116.2% to $8.6 million (RMB54.4 million), while revenue from our oily sludge and waste water segments increased by 605.9% or $2.7 million (RMB16.9 million).
●Gross profit for the six months ended December 31, 2021 was $2.3 million (RMB14.5 million). Our gross profit as a percentage of revenue remained at the same level of 26.7% for the six months ended December 31, 2021 compared with the same period in 2020.
●Net income attributable to Recon for the six months ended December 31, 2021 was $17.5 million (RMB111.4 million), RMB4.08 ($0.64) per basic and RMB3.87 ($0.61) per diluted share, compared to a net loss attributable to Recon of RMB8.9 million, or RMB1.22 per basic and diluted share, for the six months ended December 31, 2020.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon stated, “We are very pleased to see the rapid recovery of our business. Our revenue for the period reached twice the level of the same period last year and even exceeded the total revenue for the entire fiscal year 2021. As the overall level of oil and gas prices continues to rise, we expect our upstream customers, mainly domestic oil and gas companies, to increase Capital Expenditures (also known as “CapEx”) on  oil and gas production, which brings more opportunities for the rapid development of the Company. More particularly, as the oil prices increase, we have observed China’s oil companies’ performances greatly improve and we expect the companies to increase their investments in drilling for new oil and gas wells and production activities as compared to prior years. As their vendor, we anticipate benefiting from these trends, especially with respect to our wastewater and sludge treatment business and specialized equipment for oil and gas fields clients with relatively high technology content. As oil and gas companies ramp up productions, we have also seen the number of orders and average order amount increased from late 2022 to date.”

Mr. Yin continued, “With rising oil prices and increased investments by domestic oil companies, the market demand will continue to increase, and competition is expected to become more intensive. In anticipation of increased competition, we will strengthen investments in the research and development of new products and continue to integrate automation technology into other business segments to improve the digital content and enhance the overall competitive advantage of our products. In addition, the Company’s financing, which was completed in June 2021, has greatly enhanced the Company’s cash reserves and financial condition. We will use our enhanced cash reserves and financial condition to our advantage by expanding our business scope to further improve the Company’s business structure, its long-term profitability, enhance our values, and safeguard the interests of our shareholders.”

First Six Months Fiscal 2022 Financial Results:

Revenue

Total revenues for the six months ended December 31, 2021 increased by RMB29.2 million ($4.6 million) or 116.2%, to RMB54.4 million ($8.6 million) compared to RMB25.2 million for the six months ended December 31, 2020. The overall increase in revenue was mainly due to the increased revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the decreased revenue from equipment and accessories segment during the six months ended December 31, 2021.

Revenue from automation product and software increased by RMB11.2 million ($1.8 million), or 89.1%, to RMB23.9 million ($3.8 million) for the six months ended December 31, 2021 from RMB12.6 million for the six months ended December 31, 2020. The increase was mainly caused by 1) the completion of previously delayed projects in the Ji Dong oilfield; 2) the recovery of Shenhua Group’s requirement; and 3) the contributions from operation and maintenance services regarding metering instruments, which were new business resources developed by the Company from fiscal year 2021.

Revenue from equipment and accessories decreased by RMB3.6 million ($0.6 million), or 36.6%, to RMB6.2 million ($1.00 million) for the six months ended December 31, 2021 from RMB9.8 million for the six months ended December 31, 2020. Although oil prices rose from early 2021, our clients were prudent in budgeting expenditures, and they preferred continued maintenance of old equipment instead of replacing them with new ones. At the same time, there was usually several months’ lag time from oil price increase to capital expenditure made. Thus, revenue from equipment and accessories decreased.

Revenue from oilfield environmental protection projects increased by RMB16.9 million ($2.7 million), or 605.9%, to RMB19.7 million ($3.1 million) for the six months ended December 31, 2021. This was mainly contributed to continuously increased reequipment of our wastewater treatment and oily sludge treatment.

Revenue from platform outsourcing services increased by RMB4.6 million ($0.7 million) or 100.0%. The increase was mainly due to the acquisition of FGS. FGS was consolidated into our operations from January 2021.

Cost and Margin

Total cost of revenues increased from RMB18.5 million for the six months ended December 31, 2020 to RMB39.9 million ($6.3 million) for the same period in 2021. This increase was mainly caused by the increased cost of revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments.

Gross profit increased by RMB7.8 million ($1.2 million), or 116.0%, to RMB14.5 million ($2.3 million) for the six months ended December 31, 2021 from RMB6.7 million from the six months ended December 31, 2020. Our gross profit as a percentage of revenue remained at the same level of 26.7% for the six months ended December 31, 2021 from 26.7% for the same period in 2020.

Operating Expenses

Selling expenses increased by 71.9% or RMB2.0 million ($0.3 million), from RMB2.8 million in the six months ended December 31, 2020 to RMB4.7 million ($0.7 million) in the same period of 2021. An increase of RMB1.6 million ($0.3 million) was primarily due to the step acquisition of FGS.

General and administrative expenses increased by RMB34.3 million ($5.4 million), or 263.7%, to RMB47.3 million ($7.4 million) for the six months ended December 31, 2021 from RMB13.0 million for the six months ended December 31, 2020. The increase was primarily due to the increased share-based compensation and salary to our management and employees.

Net recovery of provision for credit losses was RMB5.7 million ($0.9 million) for the six months ended December 31, 2021, compared to net recovery of provision for credit losses of RMB3.7 million for the six months ended December 31, 2020.

Research and development expenses increased from approximately RMB3.8 million for the six months ended December 31, 2020 to RMB5.5 million ($0.9 million) for the same period of 2021. This increase was primarily due to more research and development expense spent on design of new automation platform systems and treatment of wastewater during the period as compared to the same period last year.

Net Income/Loss

Loss from operations was RMB37.3 million ($5.9 million) for the six months ended December 31, 2021, compared to a loss from operations of RMB9.1 million for the six months ended December 31, 2020. This RMB28.2 million ($4.4 million) increase in loss from operations was primarily due to the increase in operating expense partially offset by the increase in gross profit as discussed above.

Net income was RMB111.4 million ($17.5 million) for the six months ended December 31, 2021, an increase of RMB121.4 million ($19.1 million) from net loss of RMB10.0 million for the six months ended December 31, 2020. Net loss attributable to the Company for the six months ended December 31, 2020 was RMB8.9 million, or RMB1.22 per basic and diluted share, compared to a net income of RMB111.4 million ($17.5 million). or RMB4.08 ($0.64) per basic and RMB3.87($0.61) per diluted share for the six months ended December 31, 2021.

As of December 31, 2021, the Company had cash of RMB332.9 million ($52.3 million), compared to RMB344.0 million as of June 30, 2021. As of December 31, 2021, the Company had working capital of RMB403.8 million ($63.5 million) while as of June 30, 2021, the Company had working capital of RMB412.0 million.

Net cash used in operating activities was RMB23.0 million ($3.6 million) for the six months ended December 31, 2021, compared to net cash used in operating activities of approximately RMB16.7 million for the six months ended December 31, 2020. Net cash provided by investing activities was RMB26.8 million ($4.2 million) for the six months ended December 31, 2021, compared to net cash provided by investing activities RMB1.9 million for the six months ended December 31, 2020. Net cash used in financing activities was RMB9.2 million ($1.5 million) for the six months ended December 31, 2021, compared to net cash provided by financing activities of RMB56.2 million for the six months ended December 31, 2020.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.3614 to $1.00, the approximate exchange rate prevailing on December 31, 2021.

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is China’s first NASDAQ-listed non-state-owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, whether we will establish successfully cooperation with major clients; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; and other risks discussed in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(UNAUDITED)

	As of June 30	As of December 31	As of December 31
	2021	2021	2021
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥343,998,570	¥332,864,077	$52,325,453
Notes receivable	6,305,633	14,808,067	2,327,793
Trade accounts receivable, net	26,686,888	41,748,478	6,562,763
Inventories, net	3,644,522	4,958,889	779,526
Other receivables, net	6,939,676	8,596,816	1,351,399
Loans to third parties	50,476,782	25,464,035	4,002,887
Purchase advances, net	1,078,137	537,305	84,463
Contract costs, net	48,795,906	31,364,473	4,930,422
Prepaid expenses	146,071	29,917	4,702
Prepaid expenses- related parties	433,000	—	—
Total current assets	488,505,185	460,372,057	72,369,408

Property and equipment, net	27,138,768	26,118,829	4,105,819
Land use right, net	1,253,408	1,239,789	194,892
Intangible assets, net	6,650,000	6,300,000	990,345
Investment in unconsolidated entity	27,931,795	—	—
Long-term other receivables, net	114,679	324,515	51,013
Goodwill	6,996,895	6,996,895	1,099,895
Operating lease right-of-use assets (including ¥352,775 and ¥119,029 ($18,423) from a related party as of June 30, 2021 and December 31, 2021, respectively)	7,925,930	6,084,606	956,486
Total Assets	¥566,516,660	¥507,436,691	$79,767,858

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥15,000,000	¥10,000,000	$1,571,977
Trade accounts payable	21,956,481	22,058,660	3,467,570
Other payables	9,862,762	2,299,233	361,435
Other payable- related parties	2,400,667	3,569,788	561,162
Contract liabilities	7,686,276	1,195,862	187,987
Accrued payroll and employees’ welfare	1,954,484	1,832,255	288,023
Taxes payable	1,248,994	2,337,895	367,512
Short-term borrowings	530,000	260,000	40,871
Short-term borrowings - related parties	12,676,042	9,149,292	1,438,247
Long-term borrowings - related party - current portion	920,066	958,916	150,739
Operating lease liabilities - current (including ¥352,775 and ¥119,029 ($18,423) from a related party as of June 30, 2021 and December 31, 2021, respectively)	2,226,832	2,928,987	460,430
Total Current Liabilities	76,462,604	56,590,888	8,895,953

Operating lease liabilities - non-current	4,792,101	3,278,574	515,384
Long-term borrowings - related party	6,486,551	6,009,625	944,699
Deferred tax liability	624,088	728,402	114,503
Warrant liability	190,635,850	42,239,816	6,640,000
Total Liabilities	279,001,194	108,847,305	17,110,539

Commitments and Contingencies

Equity
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 26,868,391 shares and 27,180,718 shares issued and outstanding as of June 30, 2021 and December 31, 2021, respectively	16,340,826	16,524,894	2,597,675
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; nil shares and 2,500,000 shares issued and outstanding as of June 30, 2021 and December 31, 2021, respectively	—	1,474,543	231,795
Additional paid-in capital	479,490,763	482,163,636	75,794,994
Statutory reserve	4,148,929	4,148,929	652,202
Accumulated deficit	(206,860,320)	(95,502,810)	(15,012,818)
Accumulated other comprehensive income (loss)	1,974,836	(2,662,155)	(418,485)
Total shareholders’ equity	295,095,034	406,147,037	63,845,363
Non-controlling interests	(7,579,568)	(7,557,651)	(1,188,044)
Total equity	287,515,466	398,589,386	62,657,319
Total Liabilities and Equity	¥566,516,660	¥507,436,691	$79,767,858

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the six months ended
	December 31,
	2020	2021	2021
	RMB	RMB	USD

Revenues
Revenues - third party	¥25,083,622	¥54,411,724	$8,553,395
Revenues - related party	85,657	—	—
Revenues	25,169,279	54,411,724	8,553,395

Cost of revenues
Cost of revenues - third party	18,452,239	39,904,645	6,272,917
Cost of revenues	18,452,239	39,904,645	6,272,917

Gross profit	6,717,040	14,507,079	2,280,478

Selling and distribution expenses	2,750,389	4,727,496	743,151
General and administrative expenses	13,009,013	47,314,621	7,437,748
Net recovery of credit losses	(3,697,024)	(5,671,285)	(891,513)
Research and development expenses	3,756,839	5,477,213	861,005
Operating expenses	15,819,217	51,848,045	8,150,391

Loss from operations	(9,102,177)	(37,340,966)	(5,869,913)

Other income (expenses)
Subsidy income	222,038	2,278	358
Interest income	20,168	2,590,649	407,244
Interest expense	(1,000,182)	(784,077)	(123,255)
Income (loss) from investment in unconsolidated entity	(251,296)	15,411	2,423
Fair value changes of warrants liability	—	147,168,952	23,134,614
Foreign exchange transaction loss	(78,784)	(151,986)	(23,892)
Other income (loss)	50,369	(13,630)	(2,143)
Other income (expense), net	(1,037,687)	148,827,597	23,395,349
Income (loss) before income tax	(10,139,864)	111,486,631	17,525,436
Income tax expenses (benefit)	(98,338)	107,204	16,852
Net income (loss)	(10,041,526)	111,379,427	17,508,584

Less: Net income (loss) attributable to non-controlling interests	(1,105,874)	21,917	3,445
Net income (loss) attributable to Recon Technology, Ltd	¥(8,935,652)	¥111,357,510	$17,505,139

Comprehensive income (loss)
Net income (loss)	(10,041,526)	111,379,427	17,508,584
Foreign currency translation adjustment	(931,366)	(4,636,991)	(728,924)
Comprehensive income (loss)	(10,972,892)	106,742,436	16,779,660
Less: Comprehensive income (loss) attributable to non-controlling interests	(1,105,874)	21,917	3,445
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥(9,867,018)	¥106,720,519	$16,776,215

Eearning (loss) per ordinary share
-Basic	¥(1.22)	¥4.08	$0.64
-Diluted	¥(1.22)	¥3.87	$0.61

Weighted average shares
-Basic	7,330,866	27,312,581	27,312,581
-Diluted	7,330,866	28,776,992	28,776,992

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2020	2021	2021
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net income (loss)	¥(10,041,526)	¥111,379,427	$17,508,584
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,369,590	1,682,450	264,477
Loss from disposal of equipment	1,095	35,279	5,546
Changes in warrants liabilities	—	(147,168,952)	(23,134,614)
Net recovery of credit losses	(3,697,024)	(5,671,285)	(891,513)
Provision for slow moving inventories	423,714	38,856	6,108
Amortization of right of use assets	542,896	1,556,830	244,730
Restricted shares issued for management and employees	3,403,513	27,375,871	4,303,423
Loss (income) from investment in unconsolidated entity	251,296	(15,411)	(2,423)
Deferred tax expense	—	104,315	16,398
Interest expenses related to convertible notes	84,607	—	—
Interest income from loans to third parties	—	(2,101,366)	(330,330)
Restricted shares issued for services	—	4,631,063	727,992
Changes in operating assets and liabilities:
Notes receivable	(3,609,112)	(8,502,433)	(1,336,563)
Trade accounts receivable	15,866,295	(12,364,696)	(1,943,701)
Trade accounts receivable-related party	3,409,912	—	—
Inventories	(765,595)	(1,314,367)	(206,615)
Other receivable	(4,262,681)	(1,495,225)	(235,046)
Other receivables-related parties	(23,800)	(23,800)	(3,741)
Purchase advance	96,330	543,832	85,489
Contract costs	(14,262,839)	20,068,844	3,154,775
Prepaid expense	(19,306)	116,153	18,259
Prepaid expense - related parties	217,600	433,000	68,067
Operating lease liabilities	(539,572)	(526,878)	(82,824)
Trade accounts payable	(3,761,301)	102,178	16,062
Other payables	(1,048,961)	(7,569,400)	(1,189,891)
Other payables-related parties	(2,842,651)	1,169,121	183,783
Contract liabilities	3,200,559	(6,490,414)	(1,020,278)
Accrued payroll and employees’ welfare	(963,905)	(122,226)	(19,213)
Taxes payable	273,624	1,088,901	171,173
Net cash used in operating activities	(16,697,242)	(23,040,333)	(3,621,886)

Cash flows from investing activities:
Purchases of property and equipment	(375,569)	(337,171)	(53,002)
Repayments of third parties loans	3,200,377	113,146,100	17,786,302
Payments made for loans to third parties	(950,000)	(86,031,987)	(13,524,027)
Net cash provided by investing activities	1,874,808	26,776,942	4,209,273

Cash flows from financing activities:
Proceeds from short-term bank loans	3,520,000	—	—
Repayments of short-term bank loans	(1,020,000)	(5,000,000)	(785,988)
Proceeds from short-term borrowings	2,460,000	260,000	40,871
Repayments of short-term borrowings	(2,460,000)	(530,000)	(83,315)
Proceeds from short-term borrowings-related parties	10,100,000	5,000,000	785,988
Repayments of short-term borrowings-related parties	(8,320,000)	(8,522,500)	(1,339,717)
Repayments of long-term borrowings-related party	(399,422)	(436,457)	(68,610)
Proceeds from sale of ordinary shares, net of issuance costs	9,930,015	—	—
Proceeds from issuance of convertible notes	42,364,203	—	—
Capital contribution by non-controlling shareholders	50,000	—	—
Net cash provided by (used in) financing activities	56,224,796	(9,228,957)	(1,450,771)

Effect of exchange rate fluctuation on cash	(931,369)	(5,642,145)	(886,932)

Net increase (decrease) in cash	40,470,993	(11,134,493)	(1,750,316)
Cash at beginning of period	30,336,504	343,998,570	54,075,769
Cash at end of period	¥70,807,497	¥332,864,077	$52,325,453

Supplemental cash flow information
Cash paid during the period for interest	¥849,409	¥732,842	$115,201
Cash received during the period for taxes	¥(98,338)	¥2,889	$454

Non-cash investing and financing activities
Cancellation of ordinary shares issued	¥—	¥27,675,450	$4,350,516
Right-of-use assets obtained in exchange for operating lease obligations	¥63,530	¥—	$—
Inventories used as fixed assets	¥302,795	¥—	$—
Receivable for disposal of property and equipment	¥—	¥3,000	$472

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.